Filed Pursuant to Rule 424(b)(3)

File No. 333-153862

Account Statement

(Prepared from books without audit)

For the month ended April 30, 2011

STATEMENT OF INCOME

Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$20,395,060	$41,254,125
Change In Unrealized Income (Loss)	25,708,770	15,008,409
Brokerage Commission	-198,491	-817,104
Exchange, Clearing Fee and NFA Charges	-123,753	-557,443
Other Trading Costs	-948,819	-3,271,619
Change in Accrued Commission	67,091	12,623

Net Trading Income (Loss)	44,899,858	51,628,991

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$308,118	$977,571
Interest, Other	69,322	338,987
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	13,214	47,176

Total Income (Loss)	45,290,512	52,992,725

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	7,925,317	9,581,163
Operating Expenses	200,662	772,258
Organization and Offering Expenses	229,692	883,156
Brokerage Expenses	4,760,312	18,419,914
Dividend Expenses	27,447	67,510

Total Expenses	13,143,430	29,724,001

Net Income (Loss)	$32,147,082	$23,268,724

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$897,386,160	$891,912,771
Additions	19,580,163	56,699,173
Net Income (Loss)	32,147,082	23,268,724
Redemptions	-9,981,424	-32,748,687

Balance at APRIL 30, 2011	$939,131,981	$939,131,981

PERFORMANCE SUMMARY BY CLASS

Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,532.719	42,281.38614	$64,805,481	3.79%	2.96%
B	$1,305.669	480,103.93654	$626,857,035	3.74%	2.74%
Legacy 1	$1,061.783	6,637.37563	$7,047,455	3.84%	3.60%
Legacy 2	$1,054.866	10,110.72420	$10,665,459	3.77%	3.44%
Global 1	$1,006.686	13,183.57467	$13,271,719	2.92%	2.27%
Global 2	$999.388	22,532.68258	$22,518,882	2.91%	2.19%
Global 3	$960.448	201,953.72351	$193,965,951	2.75%	1.53%

To the best of my knowledge and belief the information contained herein is accurate and complete.

/s/ David Kavanagh David Kavanagh, President For Dearborn Capital Management, LLC General Partner of Grant Park Futures Fund, Limited Partnership

Grant Park Fund April 2011 Update

May 20, 2011

Supplement dated May 20, 2011 to Prospectus dated April 29, 2010

Class	April ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	3.8%	3.0%	$64.8M	$1,532.72
B	3.7%	2.7%	$626.9M	$1,305.67
Legacy 1	3.8%	3.6%	$7.0M	$1,061.78
Legacy 2	3.8%	3.4%	$10.7M	$1,054.87
Global 1	2.9%	2.3%	$13.3M	$1,006.69
Global 2	2.9%	2.2%	$22.5M	$999.39
Global 3	2.8%	1.5%	$194.0M	$960.45

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Grains/Foods: Corn prices rose nearly 9% due to two factors: poor weather forecasts in major U.S. and European farming regions and increased corn demand from ethanol producers. Sugar prices fell sharply based on strong production forecasts from Thailand, the world second-largest exporter.

Metals: Precious metals markets moved steadily higher on increased buying by investors seeking to hedge against U.S. dollar weakness. Safe-haven buying caused by the economic situation in Japan and political unrest in the Middle East and Africa also played a role in driving precious metals markets higher. Copper prices declined due to forecasts for weaker industrial demand caused by the recent Japanese earthquake and potential interest rate hikes in China.

Currencies: The U.S. dollar weakened against global counterparts on concerns about economic growth in the U.S. Weak employment data and reports from Standard & Poor’s called for a prolonged U.S. economic recovery and put further pressure on the dollar. The euro and Swiss franc strengthened against the dollar as speculators believed that monetary policy shifts in the U.S. would lag those of its European counterparts.

Equities: North American and European equity markets moved predominantly higher, fueled by strong corporate earnings reports for the first quarter. Japanese equity markets finished the month slightly higher due to heavy buying by investors looking to take advantage of low share prices caused by recent downtrends. The Hong Kong Hang Seng index fell due to concerns over potential Chinese interest rate hikes which could hinder the nation’s economic growth.

Fixed Income: U.S. Treasury markets posted monthly gains as an unexpected rise in jobless claims put pressure on investor risk appetite. The current crisis events in Japan and turmoil in the Middle East and Africa combined to support increased demand in this sector.

Sincerely,

/s/ David Kavanagh
David Kavanagh President
Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.